ATTORNEY SHIELD.

ABOUT TRACTION TEAM OFFERING **INVEST NOW**

NOW RAISING · REGULATION CF

On-Demand Legal Protection

Attorney Shield® redefines affordable tech-enabled legal access by providing immediate on-demand legal support through our mobile app for law enforcement-initiated encounters. Imagine having a lawyer by your side, 24/7, ready to guide you through interactions with law enforcement. Our specially trained Attorneys provide emergency legal support for traffic stops to domestic calls, ensuring the encounter remains de-escalated, you are informed, and your rights are protected.

$221,041.80	150	Jul 31
TOTAL RAISED	TOTAL INVESTORS	DEADLINE

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come from

$2.10	$252	$15.6M
PER SHARE	MIN. INVESTMENT	PRE-MONEY VAL.

ABOUT ATTORNEY SHIELD

On-Demand Legal Protection

Attorney Shield® redefines affordable tech-enabled legal access by providing immediate on-demand legal support through our mobile app for law enforcement-initiated encounters. Imagine having a lawyer by your side, 24/7, ready to guide you through interactions with law enforcement.

Our specially trained Attorneys provide emergency legal support for traffic stops to domestic calls, ensuring the encounter remains de-escalated, you are informed, and your rights are protected.

Looking ahead, Attorney Shield is expanding into preventative legal care — real estate, estate planning, debt collection, family matters, and labor law.

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ON-DEMAND LEGAL SUPPORT
ATTORNEY SHIELD
BE IMMEDIATELY EMPOWERED
MEMBER PROTECTION

50M+	1 in 3	94th	$0
POLICE STOPS/YEAR	ADULTS ARRESTED	US LEGAL ACCESS RANK	PAID ACQUISITION

THE GAP WE'RE CLOSING

Problem & Solution

The Problem

Every day, millions of Americans face real legal risk but are unprepared when it matters most. With 50 million police stops each year and one in three adults having experienced arrest, legal exposure is widespread. Traditional services cost hundreds per hour, while prepaid options rarely provide real-time help. Ranked 94th globally in legal access, the U.S. faces a clear gap where cost, access, and timing prevent individuals from getting the protection they need.

Our Solution

Attorney Shield addresses this gap by providing real-time, on-demand legal support through its mobile app. With a single tap, users connect with trained attorneys who explain their rights, obligations, and best next steps. By delivering instant legal guidance and promoting respectful cooperation, Attorney Shield helps reduce misunderstandings, protect civil liberties, and encourage safer interactions between the public and law enforcement.

MARKET SIZE

Market Opportunity

With approximately 230 million licensed drivers in the U.S., the total market is substantial and tied to real, frequent interactions with law enforcement.

TAM · TOTAL MARKET	SAM · SERVICEABLE MARKET	SOM · 5-YEAR TARGET
$13B	**$672M**	**$112M**
230M licensed drivers — full U.S. revenue potential.	12M consumers with purchasing power and direct awareness.	2M members — near-term revenue target.



ATTORNEY SHIELD.
RIGHTS PROTECTION ON-DEMAND.
What every traffic stop should look like.
Officer, I'd like to ask my attorney if I should answer your questions.
LAW ENFORCEMENT-RELATED LEGAL EXPOSURE IS INEVITABLE.
50M+
TRAFFIC STOPS EVERY YEAR
7.8M+
AUTO ACCIDENTS EVERY YEAR
80%
AMERICANS WHO DON'T KNOW THEIR RIGHTS
94TH
THERE IS A SHIFT FROM REACTIVE TO PROACTIVE IN REAL-TIME.
WHAT PEOPLE ARE SAYING
CONNECT WITHIN SECONDS.
THIS ISN'T LEGAL INSURANCE.

Attorney Shield's approach is practical and scalable, starting with consumers who already recognize the need for better legal protection, then expanding through B2B channels and employer partnerships.

With a subscription model and growing distribution, the Company is positioned to capture a meaningful share of this underserved market while building toward a much larger national opportunity.

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WHY INVEST

Reasons to Invest

Four compelling reasons Attorney Shield represents a differentiated opportunity in legal-tech.



01

Proven Demand in a Large, Underserved Market

Early traction, active usage, and strong satisfaction demonstrate clear product-market fit in a category with limited competition affecting tens of millions annually.

02

Scalable, Recurring Revenue with Expanding Margins

Subscription model with strong retention. As membership grows, cost per member declines. B2B distribution accelerates growth while lowering customer acquisition costs.



03
Multiple High-Value Strategic Exit Pathways

At the intersection of legal-tech, insurance, and mobility — attractive to multiple acquirer categories with recurring revenue and real-time service capability.

04
AI Resistant Legal Tech Service

Our core value is the live, real-time connection to licensed attorneys during police contact. AI cannot replace the regulatory frameworks governing licensing and attorney/client privilege.

INVESTOR REWARDS

Additional Investor Perks

Invest in Attorney Shield and receive a membership to experience the product firsthand.



BEST VALUE

TIER 1

$2,500+
Lifetime Family Membership
(3 member accounts)

TIER 2

$1,000+
Lifetime Individual Membership

TIER 3

$500+
Annual Family Membership
(3 member accounts)

CLAIM YOUR PERK — INVEST NOW →

HOW WE EARN

Business Overview



Attorney Shield operates a recurring revenue model scaling efficiently across direct and partner-driven channels. Individual memberships are priced at $16 monthly, $75 semiannually, and $141 annually, with family plans bundling up to three accounts.

- Individual memberships for consumers seeking personal legal protection





- Family memberships for parents and households with young drivers
- Partnership and affiliate programs with reseller organizations
- Employer/association group memberships as an employee benefit

Attorney Shield's **Member Protection Warranty** provides financial reimbursement for qualified out-of-pocket expenses when covered encounters escalate despite attorney intervention.

VALIDATED GROWTH

Traction & Milestones

12,000+	8,700+	2,300+	$426K
MEMBERS ENROLLED	ACTIVE PAID MEMBERS	LIVE EMERGENCY INCIDENTS	FY2025 REVENUE

95%
Satisfaction Rating
2,300+
Support Incidents
8,700
Active Paid Members
$813K
Gross Revenue

Attorney Shield has achieved national growth organically — without reliance on B2B distribution — primarily through social media and direct-to-consumer channels.

The platform maintains a **95% "Extremely Valuable" satisfaction rating**, with a 55% average email open rate and annual churn of approximately 10.7%. Cumulative revenue stands at over **$813,000** with zero paid acquisition.

INVEST NOW →

LEADERSHIP

The Team



David C. Walton
CEO & CO-FOUNDER

Nearly 30 years in financial services, IT, and government. Former commissioned officer, executive at JP Morgan Chase and LexisNexis. MBA, Jacksonville University.

LINKEDIN ↗

Pennie Merie
CHIEF OPERATING OFFICER

24+ years across operations, compliance, product, and logistics. Chief architect of Attorney Shield's operational framework for on-demand legal response.

LINKEDIN ↗

David Bigney
LEGAL OPERATIONS PARTNER

Founder of Bigney Law Firm, ranked among the best Orlando criminal defense attorneys. 30 years of legal experience, 100+ trials.

LINKEDIN ↗

Jason K. Harrington
BOARD DIRECTOR

30+ years in enterprise software and SaaS. Managing Director of Plaid Capital Management. Currently CEO of BS&A Software.

LINKEDIN ↗

INVESTMENT DETAILS

The Offering

Security Type	Class B Common Stock
Price Per Share	$2.10
Minimum Investment	$252.00
Offering Minimum	$9,998.10 · 4,761 shares
Offering Maximum	$617,998.50 · 294,285 shares
Pre-Money Valuation	$15,554,030
Offering Deadline	July 31, 2026
Regulation	Regulation CF



TOTAL RAISED

$221,041.80
150 investors to date

Ready to Invest?

Join investors backing the future of on-demand legal protection.

INVEST NOW →

Deadline: **July 31, 2026**

TIME-BASED BONUS

Super Early Bird

Invest within the first 2 weeks of this Regulation Crowdfunding offering and receive bonus shares on top of your investment.

+10% Bonus Shares

AMOUNT-BASED BONUSES

— TIER 1		— TIER 2	
$5,000+	+2.5% shares	$10,000+	+5% shares

— TIER 3		— TIER 4	
$25,000+	+7% shares	$50,000+	+10% shares

The Company must reach its Target Offering Amount of $9,998.10 by July 31, 2026. If not reached, no securities will be sold, commitments canceled, and funds returned. Pre-money valuation of $15,554,030 was set internally on a fully diluted basis.

View SEC Filings →

Ask the Founders



BK · What's on your mind? Ask a question...

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Most Recent · Most Popular

● 11 CONVERSATIONS

JF

joel fazio Jun 30

∧ 0 ∨

Where are my car keys?

↩ Reply

SY

Sumit Yadav Jun 23

∧ 0 ∨

Hi David and team,

I've been following the campaign and recently became an investor because I genuinely believe the problem Attorney Shield is solving has significant potential, not just in the U.S. but globally.

I noticed that a large portion of your revenue appears to come through the mobile app, and I'm assuming app store billing and Stripe are important parts of the growth engine. I currently work with a major U.S. cash advance fintech company where I focus on product design, growth, user psychology, and organic App Store Optimization (ASO).

I don't have an agenda here beyond supporting a company I believe in. If you have an investor community, founder group, Slack, Discord, or any channel where investors can contribute ideas, I'd be happy to share occasional feedback, product reviews, UX insights, retention suggestions, or ASO opportunities. Feel free to take what is useful and ignore what isn't.

As both an common B holder and helper, I'd love to contribute where I can while supporting the mission.

Wishing the team continued success.

↩ Reply

DB **Darren Bedwell** Jun 18   ∧ **0** ∨

I've selected ACH transfer and it keeps getting rejected with the error "Billing details are required but were not provided by the server"

↩ Reply   Hide 1 Reply

DW **David Walton** Jun 19 Attorney Shield, Inc.   ∧ **0** ∨

Hey Darren, thank you for your support and for letting us know. I'll share this issue with Highlander management. Someone will reach out to you soon. Best!

↩ Reply

GW **Gerard Watson II** Jun 16   ∧ **0** ∨

After investing, when does one get access to their membership?

↩ Reply   Hide 1 Reply

DW **David Walton** Jun 19 Attorney Shield, Inc.   ∧ **0** ∨

Notifications for memberships will automatically go out post raise; however, you can reach out to ir@attorney-shield.com or support@attorney-shield.com to request your membership immediately. Thank you for supporting this mission and business.

↩ Reply

AJ **Andre Jefferson** May 22   ∧ **0** ∨

I tried to invest but I never got the help i was asking for

↩ Reply   Hide 1 Reply

DW **David Walton** May 22 Attorney Shield, Inc.   ∧ **0** ∨

Hi Jeff, someone from Highlander will reach out to you soon.

↩ Reply

AP **Andrew Petix** May 13   ∧ **0** ∨

I love the idea of what you are doing, but I also do not want to make a significant losing financial investment based on the love of your concept.

↩ Reply   Hide 1 Reply

DW **David Walton** May 23 Attorney Shield, Inc.   ∧ **0** ∨

Andrew . . thank you for your support. Please see our responses below to your previous questions.

↩ Reply















AP

Andrew Petix May 13

0

What is the current cash balance today, in May 2026? At that burn rate, the $124K from year-end is a concern.
How much of the $617K max raise have you actually received so far?
What are the terms on the Stripe Capital loan? Is there a personal guarantee?
What happened with the iWTNS situation? Has the $50K been written off, or are you still pursuing it?
Who are the Series I and II preferred stockholders? What are their liquidation preferences? What happens to the non-preferred shareholders?

Reply Hide 1 Reply

DW

David Walton May 23 Attorney Shield, Inc.

0

Thank you for your patience and for your detailed review of our operational and structural framework. Below are the specific updates regarding our capitalization, debt structures, and historical corporate assets:
1. Capitalization & Offering Progress
- Reg CF Escrow: To date, we have not withdrawn any of the $133.7K in funds raised so far during this active campaign.
- Capital Structure: Jason Harrington (detailed on this campaign page) is our primary Seed I investor. The remaining private investors have not authorized the public disclosure of their identities, though historical details remain accessible via our previous SEC filings.

2. Debt & Financial Operations
- Stripe Capital Facility: This financing is structured as a merchant cash advance with a fixed fee of $15K on $120.5K advanced, totaling a $136K repayment obligation. It features an approximate 8% effective APR and an estimated 10-month repayment window tied to processing volume. As of April 30, the remaining balance is $103K.
- Q1-2026 Burn Rate: Our average monthly operational burn rate for the first quarter of 2026 was $45,649.
- iWTNS Asset Status: The historical transaction with iWTNS, Inc. was nullified following our formal due diligence process. We continue to actively evaluate legal options for the recovery of the $50K loan balance.

3. Financial Disclosure Policy
To ensure strict compliance with SEC guidance regarding Material Non-Public Information (MNPI) and to avoid discriminatory selective disclosure, we do not publish real-time, intra-quarter cash balances on public forums. Because daily cash positions fluctuate constantly, sharing real-time figures creates an inaccurate and inconsistent moving target for the crowd.
Our corporate policy is to disclose financial balances uniformly via formal reporting cycles. We are currently finalizing our Q1-2026 books and will distribute the comprehensive Q1 financial package to all existing investors in June. If you are not an active investor by that time but would like to request a copy, please contact our investor relations team at ir@attorney-shield.com.

Reply

AP

Andrew Petix May 13

0

What is the average annual incident frequency per member, and what is the average fully-loaded attorney cost per incident? I've reviewed the SEC filings. It seems this business is fundamentally an actuarial model disguised as legal-tech. Which is not necessarily a bad thing, but it remains permanently margin-constrained, if I'm reading things correctly.

Reply Hide 1 Reply

DW

David Walton May 22 Attorney Shield, Inc.

0

You've hit on a fascinating aspect of our business. It is entirely fair to view our predictability through an actuarial lens—in fact, our ability to forecast incident frequency with high statistical confidence is one of our greatest de-risking assets.
Deriving a fully-loaded cost per incident by dividing our total 2024–2025 expense base of $1.4M by these 2,300 incidents yields roughly $608 per member request. While mathematically true for that historical snapshot, this doesn't capture our actual unit economics or margin trajectory.
That $1.4M represents our initial infrastructure build, product development, and core network availability. It is the cost of building the factory, not the cost of

YS **Yaacov Sakowitz** May 12 ∧ 0 ∨

Hey, What's your revenue?

↩ Reply   Hide 1 Reply

DW **David Walton** May 22 Attorney Shield, Inc. ∧ 0 ∨

Hello. 2025 total revenue was $434.5K. Please refer to the SEC Form C related to this offering or you can use this link to view our 2025 Annual Report: https://attorney-shield.com/pages/ir Thank you for the question.

↩ Reply

SC **Samuel Cook** Apr 24 ∧ 0 ∨

What is CAC by channel (organic social, paid social, affiliates, partnerships), and what is LTV by plan?
Break down churn: voluntary vs involuntary, monthly cohort retention curves, and renewal rates by plan.
What is cost per incident (attorney minutes, staffing, overhead) and what % of members generate incidents?

↩ Reply   Hide 1 Reply

DW **David Walton** Apr 25 Attorney Shield, Inc. ∧ 1 ∨

Thank you for your question. I believe the Form C will have this information in greater detail, but let me provide some point-by-point responses.
1. CAC by Channel and LTV by Plan
• Customer Acquisition Cost (CAC) by Channel - 2026:
o Organic Social: $0
o Paid Social: ~ $3.50
o Affiliates: ~ $0 (note that our affiliate program is undergoing a restructuring, but the average commission is 10% of the sale)
o Partnerships: ~ $35 (based on wholesale pricing for initial sales for semiannual and annual memberships)
• Lifetime Value (LTV) by Individual Plan: Annual, Semiannual, and Monthly constitutes roughly a 1/3 each in terms of membership duration period distribution. The average Annual Revenue Per Unit (ARPU) is ~ $161. Assuming the customer remains a member for the next decade, then the LTV for an individual membership is ~ $1,610. Note that individual memberships represent 69.4% of the total member base.
2. Churn Breakdown and Retention (2025)
• Top-line Churn: We are currently experiencing an overall annual churn rate of approximately 10.7%
• Voluntary vs. Involuntary Churn (failed card payments where the account is not reinstated after the grace period): 4.2% vs. 6.5%
• Note that as partner distribution builds, involuntary churn is anticipated to decline considerably over time.
3. Cost Per Member
• Current Annual Cost Per Member: ~ $175
• Break-Even Annual Cost Per Member: ~ $35
4. I am unable to share the % of members that request service annually. However, the DOJ's Bureau of Justice Programs publishes numbers on police contacts in even years. This data may be a good source for understanding national averages. Here is a link to the 2022 report: https://bjs.ojp.gov/document/cbpp22.pdf

↩ Reply

GS **Georges Saucier** Apr 17 ∧ 0 ∨

First, I am a previous investor. Given that losses have increased year-over-year while membership has grown, can you clarify whether this is due to upfront scaling investments, or whether the average member is still unprofitable after

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Invest in the Future of Legal Protection

Attorney Shield is rewriting who gets legal protection — and when. Join investors backing this mission before July 31, 2026.

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Minimum: $252 · Deadline: July 31, 2026

RISK DISCLAIMER

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

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Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of FINRA. Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

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